July 12, 2010

VIA U.S. MAIL
Rhonda S. Malone
Counsel - Securities
Western & Southern Financial Group, Inc.
400 Broadway
Cincinnati, Ohio 45202

Re: Integrity Life Insurance Company
        Integrity Life Insurance Company Separate Account I
        Initial Registration Statement on Form N-4
        File Nos. 333-166995 and 811-4844

        National Integrity Life Insurance Company
        Separate Account I of National Integrity Life Insurance Company
        Initial Registration Statement on Form N-4
        File Nos. 333-167372 and 811-4846

Dear Ms. Malone:

        The staff has given a full review to the above-referenced registration statements
which the Commission received on May 21, 2010 and June 8, 2010, respectively. Our
comments are set forth below. Please note that although the page numbers refer to the
Integrity Life Insurance Company filing, the comments apply to both filings.

1. General

    a. Supplementally, please explain how the investment of a subaccount in shares of a
    single unrelated ETF would be in compliance with §12 of the Investment Company
    Act of 1940.

    b. Please advise whether, in addition to ETF shares, the separate account will hold
    cash or other instruments, and, if so, why such instruments are appropriate and
    permissible holdings for a registered separate account investing in a single mutual
    fund.

2. Cover Page, page 2

   a. Please supplementally explain to the staff in writing what it is you are patenting.
   b. Please disclose why an individual would want to purchase this variable annuity vs. a variable annuity that does not invest directly in ETFs. Also, please disclose why an individual would want to purchase ETFs through a variable annuity contract held in his or her IRA vs. directly through the IRA.

3. Separate Account Annual Expenses and Deductions and Charges, pages 7 and 18, respectively

   Please disclose what the Administrative Charge covers, and consider whether calling it an administrative charge is appropriate and not potentially misleading.

4. Account Value and Surrender Value, page 11

   Please bold the statement in the third paragraph that "If you take withdrawals (other than the Free Withdrawal Amount or RMD), the contract requires that you have a minimum Account Value of $20,000 remaining after the withdrawal." Also, please add, as you do on page 24, that the rule does not apply to contracts with the GLWB Rider.

5. Subaccounts, page 12

   a. Please disclose whether and how (if applicable) brokerage commissions associated with ETFs will be paid.

   b. The beginning of the third sentence in the second paragraph appears to contradict the disclosure in the preceding sentence. Please clarify.

6. Your Investment Options, page 13

   Please bold the sentence stating "[i]f you purchase one of the GLWB Riders, your Investment Options are limited."

7. The Fixed Account, page 18

   a. We are unable to locate the disclosure about the Fixed Account and General Account to which you refer. Please advise or revise.

   b. Please delete the third sentence.

8. Systematic Transfer Option (STO), page 18

   Please disclose where STO premiums are held pending their transfer to the separate account.

9. <u>Reductions of Separate Account Charges</u>, pages 18-19

We note your statement that you "can reduce or eliminate separate account charges for individuals...[if you] anticipate expense savings." Please explain what you mean by this, and why it is acceptable under the Investment Company Act of 1940. This comment applies to your disclosure under Reduction or Elimination of the Withdrawal Charge on page 19, as well.

10. <u>Withdrawal Charge</u>, page 19

a. Please include an example of how the withdrawal charge is calculated, including how it is "applied to the withdrawal charge amount itself."

b. Please disclose, as you do on pages 11 and 24 that if you take withdrawals (other than the Free Withdrawal Amount or RMD or if you have elected the GLWB Rider), the contract requires that you have a minimum Account Value of $20,000 remaining after the withdrawal.

11. <u>Premium Payments</u>, page 21

Please insert a sentence discussing Rule 22c-1(c) of the Investment Company Act of 1940 (the so-called 2 day/5 day rule) directly before the last sentence of the second to last paragraph.

12. <u>Wire Transfers</u>, page 22

It is unclear why wire transfers are deemed received on the day of transmittal if credited by 3 p.m. Eastern Time instead of 4 p.m. Eastern Time. Please advise or revise.

13. <u>Free Withdrawal Amount</u>, page 25

a. Please reconcile the statement that "[y]ou may take your Free Withdrawal Amount each Contract Year without paying a withdrawal charge," with the statement that "[t]aking your Free Withdrawal Amount will not reduce the total withdrawal charge applicable to your premium."

b. Please provide a numeric example illustrating the concept that "[i]f you take a withdrawal or surrender the contract, we will assess any applicable withdrawal charge on the amount of your premiums withdrawn, which are not reduced for any Free Withdrawal Amount you have taken."

14. <u>GLWB - Benefit Base</u>, page 30

Please clearly disclose that additional premiums received after the first Contract Year have no impact on the Benefit Base.

15. <u>GLWB - Other Important Facts About Withdrawals</u>, page 31

    Please include a numeric example illustrating how the withdrawal charge may apply.

16. <u>Cancellation and Termination of Rider</u>, page 35

    Please clarify in this section what happens with respect to rider and other charges upon termination.

17. <u>Appendix A - Unit Values</u>, pages 44-51

    Please explain how (or whether) brokerage commissions are reflected in the tables. See comment 5.a. above.

18. <u>Appendix B - Example #1</u>, pages 52-55

    a. Please define the term Payment Base, or, if correct, change the term to Benefit Base. The comment applies to Example #2, as well.

    b. Given that current tax rules limit IRA contributions to $5,000 per year, please advise why it is appropriate to show a $10,000 contribution in years 2 and 10.

    c. Please advise how the February 10 and October 8 dates were arrived at. Are these dates the same for all contracts or are they dependent upon the Contract Date?

    d. It would appear from the chart and footnote (L) that premiums received after the first Contract Year have no impact not just on the Benefit Base, but on the Contract Value, as well. If this is true, please modify the footnote accordingly and advise why someone would contribute premiums after Year 1.

19. <u>Appendix B - Example #2</u>, pages 56-57

    a. The Assumptions state that there is a withdrawal of $20,000 in Year 3, yet the table and footnotes state that the amount withdrawn in Year 3 is $10,000. Please reconcile.

    b. In footnote (G) you state that the Adjusted Nonguaranteed Amount is the Nonguaranteed Amount multiplied by the greater of 1.0 and the Payment Base ($106,597) divided by the Account Value ($107,299). Given your disclosure in Part 6, however, shouldn't the Account Value first be adjusted by the amount of the withdrawal to $106,299 ($107, 299-$10,000)? Please advise or revise.

20. <u>Item 32</u>, Part C, page 12

    Please revise your §26(f) representation to specifically name the insurance company.

21. <u>Tandy Comment</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * * * * *

Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-8629.

Sincerely,

Alison White
Senior Counsel
Office of Insurance Products